Exhibit 8.1

List of Subsidiaries of Gambling.com Group Limited

Name of Subsidiary (1)	Jurisdiction of Incorporation

NDC Holding Limited	British Virgin Islands
GDC Media Limited	Ireland
GDC Malta Limited (continued from GDC Trading Limited in October 2016)	Malta
NDC Malta Limited	Malta
GDC America, Inc.	United States
Roto Sports, Inc. (f/k/a GDC DE I, Inc.)	United States

(1) The names of particular subsidiaries have, in certain instances, been omitted because, considered in the aggregate, they would not constitute a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended.